

MYERS INDUSTRIES, INC.®

News Release
NYSE: MYE

Contact:
Gregory J. Stodnick
Vice President-Finance and Chief Financial Officer
(330) 253-5592

MYERS INDUSTRIES REPORTS 2005 SECOND QUARTER AND SIX MONTH RESULTS

FOR IMMEDIATE RELEASE: Myers Industries, Inc. (NYSE: MYE) today announced that net sales of $225,021,732 for the second quarter ended June 30, 2005 were the highest second quarter revenues in the Company's history, increasing 14 percent over last year's second quarter sales of $196,754,858. Contributions from acquisitions made in 2004 increased total net sales by $15.1 million, while the translation effect of foreign currencies, primarily the euro, increased sales by $2.3 million. Excluding effects of foreign currency and acquisitions, total net sales for second quarter would have increased $10.9 million or 6 percent.

Net income for the second quarter was $5,149,936, a decrease of 16 percent from $6,103,125 last year. Net income per share was $0.15, a decrease of 17 percent compared with $0.18 in the second quarter of 2004. Foreign currency translation did not have a significant effect on net income for the quarter.

For the six months ended June 30, 2005, net sales were $461,246,892, an increase of 21 percent from the $382,273,385 reported for the first half of 2004. Contributions from acquisitions increased total net sales by $39.0 million, while the translation effect of foreign currencies, primarily the euro, increased sales by $5.1 million. Excluding effects of foreign currency and acquisitions, total net sales would have increased $34.9 million or 9 percent for the six-month period ended June 30, 2005.

Net income for the six months was $12,919,251, a decrease of 14 percent compared to $14,959,296 in 2004. Net income per share was $0.37, a decrease of 18 percent compared to $0.45 for the same period last year. Foreign currency translation did not have a significant effect on net income for the six-month period.

The lower earnings for the second quarter of 2005 compared to the second quarter of 2004 were due to higher raw material costs, partially offset by improved selling prices, manufacturing efficiencies, and ongoing cost control initiatives. Although increases in resin prices began to moderate in the first half of the second quarter, resin prices were still approximately 27 percent higher on average compared to the second quarter of 2004 and 39 percent higher on average compared to the first half of last year.

Through continued aggressive cost control efforts and lean processes, operating expenses for the quarter decreased as a percent of sales from 23.3 percent in 2004 to 21.2 percent in 2005. For the six-month period, operating expenses as a percent of sales decreased from 23.5 percent in 2004 to 20.7 percent in 2005.

The Company also benefited from a lower effective tax rate due to foreign tax rate differences including

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the utilization of foreign tax loss carryforwards previously reserved. During the second quarter of 2005,

the Company's effective tax rate was 27 percent versus 37 percent in the comparable quarter last year. For the first half of 2005, the Company's effective tax rate was 33 percent compared to 37 percent for the first half of 2004.

John C. Orr, president and chief executive officer, said, "The sales increase for the second quarter of 2005 primarily reflects continued higher volumes in our Distribution, Lawn and Garden, and Material Handling Segments, as well as increased selling prices across some of our plastic products lines. While unable to completely recover the higher costs for plastic raw materials, we estimate that we recouped approximately half of the second quarter increase in raw material costs through higher selling prices. The focus across all of our segments is to continue pricing initiatives that will pass on the increased costs for our feedstocks."

Business Segment Results
Sales in the Distribution Segment increased 13 percent to $49.4 million compared to the second quarter of 2004. A favorable sales mix of both supplies and equipment continued strong across the Company's markets. For the six months, sales in the segment increased 13 percent to $91.5 million compared to the same time last year. Income before taxes increased 23 percent to $5.3 million compared to last year's second quarter, primarily due to increased sales and effective cost controls. For the six months, income before taxes increased 22 percent to $9.0 million compared to last year.

Sales in the Material Handling-- North America Segment, with plastic reusable containers and pallets serving industrial manufacturing, automotive, agriculture, and other end markets, posted an increase of 6 percent to $48.0 million compared to the second quarter of 2004. For the six months, sales increased 10 percent to $105.9 million compared to last year. Income before taxes declined 69 percent to $1.1 million compared to last year's second quarter due to the impact of higher raw material costs, which were partially offset by increased sales volumes, modest gains in selling prices, and lower operating expenses. For the six months, income before taxes was $6.1 million, a decline of 43 percent compared to the same period last year.

Sales in the Material Handling-- Europe Segment were $45.0 million, an increase of 5 percent from the comparable quarter of 2004. For the six months, sales were $89.4 million, an increase of 9 percent compared to a year earlier. Excluding favorable foreign currency translation, primarily the strength of the euro, sales in the segment increased $0.8 million or 2 percent for the quarter and $4.0 million or 5 percent for the six months. Income before taxes increased 242 percent to $2.8 million compared to last year's second quarter, benefiting from lower operating expenses and the acceptance of significant product price increases throughout end markets. For the six months, income before taxes was $3.6 million, an increase of 59 percent compared to the first half of last year.

In the Automotive and Custom Segment, the Company serves a wide range of OEM automotive, heavy truck, recreational vehicle, tire repair, and other niche markets with a diverse mix of plastic and rubber products. In the second quarter, sales were $49.7 million, an increase of 1 percent compared to the second quarter of 2004. For the six-month period, sales in the segment were $97.7 million, an increase of 19 percent compared to a year earlier. Excluding the acquisition of Michigan Rubber Products and WEK, which occurred March 10, 2004, sales increased $5.1 million or 6 percent for the six months. Income before taxes was $3.3 million, a decrease of 43 percent compared to last year's second quarter. For the six months, income before taxes was $6.5 million, a decrease of 29 percent compared to the same period last year. The slowdown in sales and the decline in income for the second quarter was primarily a factor of soft OEM automotive demand, reflecting the slowdown in North American auto and passenger truck

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 builds and higher rubber and plastic raw material costs.

In the Lawn and Garden Segment, the Company produces plastic flowerpots, nursery containers, and decorative planters for grower, nursery, and retail markets. Second quarter sales were $39.6 million, 75 percent above the second quarter of 2004. For the six months, sales were $90.3 million, 67 percent above the same time last year. Excluding last year's acquisition of Pro Cal, which occurred July 10, 2004, sales in the segment increased $1.8 million or 8 percent for the quarter and $7.4 million or 14 percent for the six months. Income before taxes was $2.1 million in the second quarter, an increase of 23 percent compared to last year's second quarter. For the six months, income before taxes was $8.8 million, an increase of 19 percent compared to the same period last year. Higher raw material costs impacted this segment in the second quarter and first half, but were offset by strong seasonal sales volumes and higher selling prices.

Total Debt & Capital Expenditures
Total debt at June 30, 2005 was $273.1 million, a reduction of $4.3 million from $277.4 million at December 31, 2004. Total debt as a percentage of total capitalization was 45 percent at June 30, 2005 compared to 44 percent at December 31, 2004. Capital expenditures for the quarter were $6.7 million; for the six-month period, capital expenditures totaled $10.5 million and are expected to be in the range of $20 to $25 million for the year.

Summary
Prices for the Company's plastic feedstocks, primarily high-density polyethylene and polypropylene, have moved up since the latter part of the second quarter. Price increases continue to be implemented and positioned for the third quarter, as producers cite higher demand and restriction of supply. The Company will remain aggressive with pricing and selling initiatives to help lessen the impact of higher raw material costs. Management is cautious about the lack of clear visibility from the market as to how much raw material costs will increase in the next several quarters, and about the Company's ability to quickly gain pricing in some business segments to offset planned increases.

Conference Call
The Company will host a conference call to discuss the 2005 second quarter results on Friday, July 29, 2005 at 11:00am ET at 1-877-407-9210; international callers dial 1-201-689-8049. The call is also available as an audio webcast through a link at www.myersind.com. The event will be archived and a transcript available 24 hours after the call. A replay will be available at 1-877-660-6853 (Account #286 / ID #161328) until August 12, 2005; international callers dial 1-201-612-7415.

About Myers Industries
Myers Industries, Inc. is an international manufacturer of polymer products for industrial, agricultural, automotive, commercial, and consumer markets. The Company is also the largest wholesale distributor of tools, equipment, and supplies for the tire, wheel, and undervehicle service industry in the U.S. Myers Industries had record net sales of $803.1 million in 2004.
Visit www.myersind.com to learn more.

Forward-Looking Statements: Statements in this release may include "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statement that is not of historical fact may be deemed "forward-looking." These statements involve a number of risks and uncertainties, many outside of the Company's control that could cause actual results to materially differ from those expressed or implied. Factors include, but are not limited to: changes in the markets for the Company's business segments, unanticipated downturn in business relationships with customers or their purchases from us, competitive pressures on sales and pricing, increases in raw material costs or other production costs, and further deterioration of economic and financial conditions in the United States and around the world. Myers Industries does not undertake to update forward-looking statements contained herein.

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MYERS INDUSTRIES, INC.
CONDENSED STATEMENTS OF INCOME

	Quarter Ended June 30,		Six Months Ended June 30,	
	2005	2004	2005	2004
Net Sales	$225,021,732	$196,754,858	$461,246,892	$382,273,385
Cost of Sales	166,379,493	138,158,853	338,777,814	262,619,428
Gross Profit	58,642,239	58,596,005	122,469,078	119,653,957
Operating Expenses	47,700,145	45,844,514	95,595,103	89,750,649
Operating Income	10,942,094	12,751,491	26,873,975	29,903,308
Interest Expense	3,899,158	3,032,366	7,734,724	6,176,012
Income Before Income Taxes	7,042,936	9,719,125	19,139,251	23,727,296
Income Taxes	1,893,000	3,616,000	6,220,000	8,768,000
Net Income	$5,149,936	$6,103,125	$12,919,251	$14,959,296
Net Income Per Share*	$.15	$.18	$.37	$.45
Average Shares Outstanding*	34,704,539	33,292,930	34,684,079	33,262,432

CONDENSED STATEMENTS OF FINANCIAL POSITION
As of June 30, 2005 and 2004

	2005	2004
Assets		
Current Assets	$271,366,315	$240,857,673
Other Assets	280,721,808	267,982,409
Property, Plant, and Equipment	196,995,179	190,158,659
	$749,083,302	$698,998,741
Liabilities and Shareholders' Equity		
Current Liabilities	$114,233,084	$105,160,108
Long Term Debt	270,765,788	266,607,183
Deferred Income Taxes	29,563,657	25,354,614
Shareholders' Equity	334,520,773	301,876,836
	$749,083,302	$698,998,741

* Adjusted for a ten percent stock dividend paid August, 2004

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